AMERICAN NATIONAL BANKSHARES INC.
News Release

Date: November 18, 2008

Contact: Neal A. Petrovich, Senior Vice President and Chief Financial Officer
                     434-773-2242; petrovichn@amnb.com

Traded: NASDAQ Global Select Market   **Symbol**:   AMNB

AMERICAN NATIONAL ANNOUNCES DIVIDEND AND CHOOSES NOT TO PARTICIPATE IN U.S. TREASURY DEPARTMENT'S CAPITAL PURCHASE PROGRAM

FOR IMMEDIATE RELEASE (Danville, VA) – At its meeting held November 18, 2008, American National Bankshares Inc. (NASDAQ:AMNB), parent company of American National Bank and Trust Company, declared a quarterly cash dividend of $.23 per share of common stock. The dividend is payable December 19, 2008, to shareholders of record on December 5, 2008.

The Company also announced today that it did not file an application to participate in the U.S. Treasury Department's Capital Purchase Program. "After careful and thoughtful consideration, we determined that it is not in the best interests of our shareholders to participate," stated Charles H. Majors, President and Chief Executive Officer. "American National is already well-capitalized, with a Tier I risk-based capital ratio of 16.67%, a total risk-based capital ratio of 17.92%, and a leverage ratio of 12.98%, as of September 30, 2008. With over $100 million in shareholders' equity, American National is among the most highly capitalized financial institutions in its peer group, and expects to remain so without participation in this program. Based on the Company's capital position, profitability, and risk-management practices, we believe we have sufficient capital to meet our growth plans and the credit needs of the communities we serve without government support."

About American National

American National Bankshares Inc. is a bank holding company with assets of approximately $800 million. Headquartered in Danville, Virginia, it is the holding company of American National Bank and Trust Company, a community bank serving Southern and Central Virginia and the northern portion of Central North Carolina with twenty banking offices and a loan production office. The Bank also manages approximately $450 million of additional assets in its Trust and Investment Services Division.

American National Bank and Trust Company provides a full array of financial products and services, including commercial, mortgage, and consumer banking; trust and investment services; and insurance. Services are also provided through twenty-four ATMs, "AmeriLink" Internet banking, and 24-hour "Access American" telephone banking. Additional information is available on the Bank's website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ Global Select Market under the symbol "AMNB."

Forward-Looking Statements

This press release may contain "forward-looking statements," within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Corporation and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Corporation's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.